Certificate of Qualified Person
William A. Turner, P. Geol.

I, William A. Turner, P. Geol., do hereby certify that:

1. I am currently employed as Manager, Geology by Stantec Consulting Ltd., 200-325 25 Street S.E., Calgary, Alberta, T2A 7H8.
2. The Technical Report to which this certificate applies is titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an effective date of July 2, 2021.
3. I am a member in-good-standing of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (Member 58136) and a member in-good-standing of the Association of Professional Engineers, Geologists and Geophysicists of Saskatchewan (Member 15364), and a member in-good-standing of the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (Member L3656).
4. I graduated with a Bachelor of Science degree from the University of Alberta in 1995, and a Master of Science degree from the University of Alberta in 2000. I have 26 years of experience following graduation of my undergraduate degree in Geology. My experience includes nickel and PGE exploration of the ultramafic metavolcanics of the Shebandowan Greenstone belt, NW Ontario. I also have experience in gold-silver deposits, which include epithermal, shear-hosted, and Carlin-type deposits, polymetallic structurally and stratigraphically controlled deposits that include carbonate-hosted Mississippi Valley-type lead-zinc deposits, volcanogenic massive sulphide deposits, as well as stratabound copper deposits, porphyry copper and gold deposits, and iron oxide copper gold deposits.
5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for Sections 2.3, 12.2 and 12.3 of this Technical Report.
7. I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
8. I have had no prior involvement with the Property that is subject to this Report. I am independent of the Silver Elephant Mining and Fly Nickel Mining as described in Section 1.5 of NI 43-101.
9. I personally inspected the Property and collected samples between May 16 and May 18, 2021.
10. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: July 2, 2021

Signing Date: August 20th, 2021

[Original signed and sealed "William Turner"]

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William A. Turner, P.Geol.,
Manager – Geology, Stantec Consulting Ltd.